Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965
SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

Hinton & Associates Analysts Briefing 10th December 2001

Chair: My name is Trevor Lowenstein from JP Morgan and it's my great pleasure to welcome you here this afternoon to this presentation from Wayne Murdy, the President and Chief Executive Officer of Newmont Mining and Pierre Lassonde, President and Co-Chief Executive Officer of Franco-Nevada. They are going to talk to you this morning about the increase in their offer for Normandy. Before I bring them to the podium I would just like to read out a prescription in relation to US regulatory issues which are relevant to the presentation this morning.

     During this morning's presentation Newmont shall be discussing some forward-looking information. You should be aware that there are risks unique to Newmont's industry and these risks are described in detail in its filings with the SCC. The information Newmont is discussing today, December 10 2001, is relevant for the current period. For the most up to date material disclosure please refer to Newmont's latest SCC filings and news releases.

     For those of you on the line there are a number of presentations and material available which I am sure you will be able to access during the course of the day. The process from here on in is I will ask Wayne Murdy and Pierre Lassonde to give us a presentation on the increase in their offer and the underlying rationale and issues associated with their increased offer and the new Newmont. After that I will chair a question and answer session with due respect to the people on the line, I will give you plenty of time and opportunity to ask questions. So without any further ado I would like you to welcome Wayne Murdy. Thank you.

Wayne Murdy: Thank you very much and we are very pleased to be here this morning and have the opportunity to talk about this transaction direct to you all. This is a formation of a very unique company and we're very excited about what we're doing. And the power of this is the attributes of all three enterprises that are going to come together: Normandy, Franco-Nevada and Newmont.

     This company will offer this industry the unique opportunity to have a very conservatively financed company with the most significant exposure to rising gold prices of any of the major gold companies, and we can talk about that in a minute.

     First to the offer. We have revised our offer, we have maintained the exchange ratio the same as it was before at .0385 shares of Newmont for each share of Normandy, we have added a 40(cent) Australian cash component to the offer so it values the offer at Aus$1.90 based on the closing market prices last Friday in New York versus the $1.65 that Anglo has presented. Importantly the cash component is now twice the cash component is that Anglo have offered.

     We have removed the 90% condition that we had on the old offer based on getting 90% of acceptance, we have removed that, so the 40(cent) is there. It is preferenced. This offer is conditioned on getting to 50.1% ownership. Again it is the power of the full combination that we're after that really will add shareholder value for the Normandy shareholders, the Franco shareholders and the Newmont shareholders going forward.

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     We have a couple of charts here and I'm just going to kind of race through them, they're pretty self explanatory, just talking about historical performance of ourselves. But I do want to touch on the strong commitment of the new Newmont to Australia and to the region. We've had at Newmont significant investment in Indonesia, we've had some exposure here in Australia, but the importance of this transaction is giving us what we refer to as our fourth leg. We like to have relatively few but world-class operations in big gold producing regions in the world and Australia adds that. So we are committed to maintaining a very significant presence here. That's what has driven us towards this transaction.

     We're also committed to maintaining the listing here, forming a listing on the Australian Stock Exchange.

     As a result of this transaction the revised offer today has been recommended by the Normandy board, they met and had some discussions yesterday and met this morning. Again we are conditioned on getting 50.1%, but with the lock up we have on Franco's 19.99% we are a long way towards getting that.

     We expect the bidder statement to be lodged within about a week and we are targeted to complete this transaction by mid February.

     Let me talk a little bit about this company that we are forming because this is really going to be a very very special company. It will be number one in reserves, number one in production, number one in leverage of the gold price in this industry. It will be number one in trading liquidity and that's important for large institutions that want to get into and out of stocks. But it's also important for small shareholders so when they put in a bid they want to see execution at the market price and in an illiquid security that's not always the case.

     This company will have the strongest ebida earnings before interest and taxes and depreciation amortisation of anybody in the industry and we do it based on spot gold price. So a very strong balance sheet. We bring together with a strong balance sheet and the royalty income flows that Franco contributes that becomes our natural hedge. Therefore we can remain exposed to the gold price. Pierre's going to talk a little bit about the gold market, we think there is a substantial movement in the gold price coming. This industry has seen itself in low gold prices now for the last four or five years and it has had an impact. Production is going to start declining, there are a number of other technical factors and this is why we think the gold prices is going to move and we think investors that get into gold stock want that exposure to the gold price. They don't want to see that given up.

     We have a chart here that talks a little bit about how the industry consolidation has been happening. This is not unique to the gold mining industry, you can see the same kind of chart in any of the natural resources industries. If you look at what's happened with the consolidation in the oil industry and the emergence of the super majors. We've seen it in iron ore, we've seen it in base metals, we've seen it in a number of industries, it's the drive towards efficiency, the consolidation at the corporate level.

     But importantly if you go to the next chart we think there's a tremendous amount of shareholder value to be unleashed by rationalisation at the property level. Newmont's

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     philosophy as I said has always been to have relatively few mines. We want to have big world-class operations in a relatively few parts of the world. So for us Nevada has always been our home, we have the biggest land position in the State of Nevada which is the biggest gold producing area in the United States. We control over 2 million acres in Northern Nevada, we've got 34 million ounces of reserves there. We've been operating there for 35 years, we're going to be there for a number of generations to come. Number one.

     Number two: key area for us is in Peru, the Anacocha. We think that's the greatest gold mine in the world. We started operations there in 1993, it has grown to the point that this year it will produce about 2 million ounces. We have 51%, it's a 38 million ounce deposit right now and I've had the pleasure over the last five or six years of saying we don't know how big it's going to get. It's a unique deposit. We control 525 square miles around that deposit, we are going to be there for 50 years probably. We've got 20 years worth of reserves, near surface oxide reserves right now. We have some very exciting drilling deep. We have looked at sulphides at this project, it's going to go for a long time.

     The third leg of our stool has been the big copper gold deposit in Indonesia, xxx xxx. 1.9 billion dollar project, we built it with Sumitomo Corporation through some very difficult times in Indonesia. We brought it in on time, on budget. We're in our second year of operation there and it will produce over 600 million pounds of copper this year, at very competitive cash cost. The biggest Greenfield start up in the history of mining. We have gone from zero to 120,000 tonnes a day nameplate capacity for that plant and we're currently running at over 130,000. Again, a unique core asset.

     Normandy provides that fourth leg of the stool. The land position that the Normandy management team has put together and that Robert has put together is really a unique asset and we really like the Australian assets and that's what we're really interested in here. There are a lot of other good assets, and you will see on this chart some of these are strategic, some of them are core, some of them we will rationalise because we think this industry does need a lot of rationalisation. I'll let Pierre speak to that a little bit and he will also talk a little bit about the gold price and I will come back and wrap up the presentation at that point.

Pierre Lassonde: Thanks Wayne, and good afternoon ladies and gentlemen. I'll just flip back one slide for a second here. When I was here in the spring time and we addressed the investors and shareholders of Normandy at the time that Franco-Nevada had taken it's 19.9% interest we said very clearly at the time, that we believed that over a two year period the stock of Normandy could increase to $1.75 to $2.00 range if a proper strategic plan was put in place to basically get the value out of the company.

     The strategic plan was to reduce debt, rationalise assets, simplify the company, make it more transparent. These are all things that Newmont has recognised and it is very much part of our going forward with this company. The value is there.

     What we're doing by putting the three companies together, we're creating a very special company. We're creating a brand name in this industry that will be unparalleled. If you look at this chart the new Newmont will be the leading gold company in the world. But it's not just leading, it's going to be a non-hedge producer and if you look at the next three competitors they are all hedged.

     We are creating something very special. Newmont will represent 21% of the market capitalisation of this industry. Any portfolio manager in the world, anywhere in the world, who wants to look at buying a gold stock because he believes that gold is going up will simply have to look at Newmont and its portfolio.

     We are creating, if you want to compare to the soft drink industry, we are creating the Coca Cola brand name of this business viz a viz the other name. This is going to be the real thing, make no mistake about that.

     On the next slide we talk about property rationalisation. Wayne has made a point about where we are, I just want to add that this company will have 60 million acres of land in the best gold belt of the world. That's the size of the UK, a little country. There is no other company that can match this and like one of my first mentors told me when I got into this business, the best place to look for a gold mine is beside a gold mine.

     When you happen to have this kind of land position and when you believe that this industry's going to rationalise at the property level in the future far more than at the equity level this company will have a preferred seat at the negotiation table. We are going to be able to unlock value like no other company can out of this land package and that makes it special.

     On the next slide you look at the Newmont reserves, 60% of them are in AAA rated countries. Now you will have heard that bigger is not necessarily better, and do you know what, we agree with that. But make no mistake size does count, and as Wayne pointed out size in the base metal industry has produced three large companies. In the petroleum business the same thing, and it's doing the same thing in this business and size matters because it matters to your cost of capital. It matters to your access to the debt market, it matters to the liquidity of your shares, and this company is going to be a North American based dollar traded equity. Does it matter? Yes, because the US is the largest capital market in the world. It does matter. And this company will have the best of all of that.

     When you look at the production, same thing. 70% of this company is going to be from AAA rated countries. What does it matter? Well, it gives you the opportunity to go into riskier places. It's the same as when you're a portfolio manager, you have a whole bunch of very solid stock you can afford to take more chance here and there. Well this is what this company is going to do. As we go forward the best gold deposits are not going to be found in down town Sydney. We all know that. They are going to be in places that are more difficult to access. The kind of portfolio that this new company will have will give us the opportunity to do that.

     If you look at what's happening with the Anglo share price recently, it's gone up. Why? Well that's the end of your story! But not of ours. The reality is, and many analysts here in Australia and around the world have said that Anglo Gold needs this transaction, and why? Because they are, one quote said: desperate to get out of South Africa. Well the fact is that the Rand this year has been the second worst performing currency after the Turkish Lira. And when you think about it Anglo Gold wants to get out of South Africa. Take that one step further, if you're Normandy shareholders what are you doing by taking their paper? You're going into South Africa. Why do you want in, when everybody wants out? It's a legitimate question.

     A currency is the soul of a nation, it reflects what happens in a nation. We're not guessing whether or not South Africa's economic policies are good or bad or whether or not their currency reserve bank management is good or bad, all I have to do is turn onto Bloomberg and look at what it does. That's what the world thinks of a currency. And that happens to be true for every nation.

     When you look at that Franco-Nevada, the principals, my partner and I, we had a choice and our choice clearly was with Newmont Mining because we wanted a US based piece of paper, a US company, very clearly.

     I'll talk about hedging a little bit. Hedging has been the bane of this industry, make no mistake again about that. It's a wonderful thing, hedging has worked wonderfully as long as the gold price was going down. As long as the central banks were willing to gift this industry unearned profits by lending their gold for almost no interest. That has changed, dramatically, in the last six months.

     Why has that changed? Because interest rates have gone down, they're charging more, the central banks, and the gold price is starting to go up. You look at Anglo, 28% of their hedge book is Rand denominated, they've taken those hedges over the last three years. How do you think they're doing recently with the Rand down over 40% in two years? 84% of their production for next year is hedged at 281. If gold goes over 281 they're behind. That wonderful hedge gain that they've been able to show for the last three years starts to shrink. Will they be able to pay a dividend? I don't know the answer to that because I don't know where gold is going to be in the next year. But you have go ask the question.

     When you look at what hedging has done in currencies to some of the companies in this country and around the world in the last year, the Pasminco's of this world, and even in gold in the last two years we had a little pop in gold when the Washington Accord was signed, two companies went bankrupt: xxx and Ashanti. And that's only a sign of things to come.

     That is why this company is going to be non hedged. It's going to have a brand name out there that will be unparalleled. You know what? Before I ask Wayne to come up I'll just finish my little bit. We distributed a little two pager here about gold and why we believe that gold is going to go up and I will just go very briefly over it.

     The first slide has to do with the ratio of the SNP 500 to gold. Every time in the last hundred years when that ratio has peaked gold in the following five years has gone up 82% to 200%. Now I don't know if history is going to repeat itself, look where it is today. Good chance? I would think so.

     If you look at gold and the correlation coefficient with the SNP 500 it's a negative .4%. What does it mean? Gold is a perfect diversifier. So if you think that you want a little bit of diversification or immunisation of your portfolio gold is a good thing.

     You look at gold and the economic cycle. Policy makers, central bankers, they don't like recessions. Politicians don't like recessions, because they don't get re-elected, we all know that. So what happens? Well, when recessions loom they do two things: they cut down interest rates and look at the US Fed 10 times in the last year, and what else did they do? Turn on the monetary spigot. And sure enough those two things are always good for gold.

     The last slide is one I call one of timing. If you look back in the last 30 years what this slide is, is the 90-day T-bill interest rate minus the 12-month inflationary. Every time that ratio has gone negative the opportunity costs of holding gold has become very attractive and if you look back at '92 when we had the same situation gold, in the following three years, went up $80. And we think that we're there today. But more from a fundamental standpoint, the central bank have lent the industry 4,700 metric tonnes of gold that this industry has sold in the market over the last 10 years thereby depressing the gold price. They've taken that money, put it into we don't know what, derivative instruments, that side of the book has never been shown. Much like the hedge book of Pasminco you didn't know about or didn't until it blew up.

     We have situations like that today. The point though is that hedging becomes a non-viable affair because of the low interest rates 700 tonnes per year of hedge will have to be rolled for the next seven years. The price elasticity of gold is about $5 per hundred tonnes per year. Now if 700 tonnes get returned to the central bank instead of hitting the market you're taking 700 tonnes off the market. Production will fall by 150-300 tonnes per year over the next three years.

     Take the top range of that. You're looking possibly at 1,000 tonnes a year that may not go in a 3,800 tonne market. The price could easily go up $50. Now this company is not going to run the business on the assumption that gold will be 325 or 350, we will run it at 275. But the one thing that we will do for our shareholders is we are going to offer the best leverage to gold.

     This is what it's all about ladies and gentlemen, this slide tells the whole story. For every $25 increase in gold price Newmont offers upside of $162M per year in pre tax cash flow and once we've closed the Normandy hedge book it goes up to almost $200M per year. Look at the competition. And if gold goes back to its 10 year average and that number is not 300 nor 325, it's 350, Newmont will produce over US$1.6B of cash flow per year or over $4 a share. And on the multiple that the stock trades at that translates into over $50-60 a share for Newmont. That is why my partner and I are in this deal, because we believe that this company has got tremendous upside. We're not playing for 5(cent) dividend, we're playing for dollars. Big dollars, real dollars, American dollars. That's why we're in there, and we think we're going to make a lot of money and we think the Normandy shareholders, this is not the end, this is the beginning. They are going to make even more money. I'm getting a little warmed up here. Thank you very much, I'll ask Wayne to finish up.

Wayne Murdy: We'll just wrap it up now, and again as we look at this company it is forming the gold standard. It's a very exciting company, you can see some of the passion here, but we really as we designed this transaction we really see a tremendous future for this company.

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     We've built some bars up here: stability at lower gold prices, again I go back, strong balance sheet, world-class assets at dividend income. At 275 gold this company has a pro forma revenue line of about US$2.4B. If gold stays at that price we can operate over the next five years, modestly grow the revenue line to about US$2.6B, generate enough pre cash flow that would pay off all the debt, we would be down to about 3% debt to book capitalisation. And the reality is that allows you to look at the dividend policy and to return some of that excess free cash flow to the shareholders.

     If the gold price moves up then we start looking at the value creation here. Clearly there will be rationalisation at low gold prices, the opportunity is to really create value with some of these properties as the gold price moves up it is even greater. So it's there either way. So the merchant banking capabilities of the Franco team is an important part of this ingredient.

     Development projects: Normandy has a nice backlog, it's very attractive to us as we did the due diligence on this company and we looked at the backlog of projects they had that they have not been able to bring on. We're very excited about the Tanami(?) area, we're very excited about Australia, the project in Indonesia, those look like they are really good projects to us. Newmont has a nice backlog of projects. If the gold price stays low we don't need organic growth, when the price starts to move we do and then we've got this unhedged position.

     So we think this is a business plan that just makes a lot of sense. Nothing revolutionary here, there's nothing that we've just suddenly dreamed up, it's just prudent business practice with a unique set of assets, and that's why we are attracted to the transaction. That's where the power is in the three-way deal.

     When we look at the offer here for Normandy shareholders it is the best price, it's the best value, it's been recommended by Normandy's board, been recommended by Franco-Nevada's board, we think this is a unique opportunity for the shareholders of all three groups of companies.

     Thank you very much for your attention and we would be pleased to answer questions.

Chair: Thank you Wayne and Pierre. I'll just chair the session on the questions and answers. If I could just ask anyone who wants to in the room and on the line to identify yourselves and where you're from before you ask any questions.

Jane Campbell, xxx: (too far from a microphone) I just wanted to ask you when
     Anglo came from xxx Normandy outlined several additional pockets of value what pockets of value have you seen in Normandy that prompted you to lift your offer once again?

Wayne Murdy: Again, we have done due diligence on the company, we understand the outside studies that have been done and we have our own view of that. So the value we think was there, it's a matter of how quickly you can bring it together. I guess we have looked at the ability to rationalise the assets as something that we felt that we could accelerate and clearly generate excess cash flow that we hadn't previously identified. So again, the power of this, and I can't stress it enough, we are in a different situation than what Anglo is wanting to do. It's a three-way transaction, it's got synergies that work on all three dimensions.

Jane Campbell: In addition to that you were talking about rationalising the assets, I think it was in the independent expert's report there was some reference to if they got rid of the Great Central Mines assets, there was additional value there. Are you going to do anything in particular with the Great Central Mines assets at all?

Wayne Murdy: We've gone through and I think in one of the charts in the book we identify what we thought were core assets and what we thought were strategic and other, that's been kind of a first path. Again I think Franco's management had worked with Normandy's management and had identified some game plan with respect to those particular assets. We'll look at them in the scheme of the total package, we're not prepared today to talk about any one particular asset package. Do you have any comments on that?

Pierre Lassonde: No as far as we are concerned it would be core assets.

Male: Too far from microphone .... Xxx have invested in a company that has embraced gold hedging. Now do you anticipate any backlash from offering up a company that is entirely unhedged?

Wayne: Again, we present our arguments for why we think the world is changing.
     Hedging has done well for companies through the period of the downturn, and I think as you look at it a company that has been growing rapidly and Normandy has significant debt levels, so we think the world is changing. We think those shareholders are interested in shareholder return, they want to see an appreciation in the stock price and that's what we think this package give us. So we think if we deliver on that we're not going to have any backlash. This is not a philosophical exercise. It's about trying to generate significant value for the shareholders. Again, Pierre makes the point, we're not playing for pennies and nickels here, we're playing for whole dollars and I've never seen a shareholder get upset as long as they have good returns.

Chair: Any questions from the lines?

Genesys: Instructions to phone participants.

Brett Clagg, Financial Review: I was wondering if I could ask what you anticipate will be the reaction of Barrack Homestake Post, their merger being finalised. There has been a deal of speculation that they wouldn't be happy at all in terms of Newmont overtaking them in the gold proxy stakes in North America. Could you comment on that particular issue?

Wayne Murdy: You know Randall runs a fine company and again we worked very closely with Barrack at the property level, people sometimes I think try to make us out as two big competitors. We are obviously all trying to return shareholder value here. I don't run my life worried about what Randall is going to think of what I do and I am sure he doesn't run his life worried about what I think he is going to do.

Pierre Lassonde: I think if I may add to that, I'm not sure if anybody has looked at the way Barrack has behaved in the last three transactions that they have done and compare that to the situation, but they do have a modus operandi. Of course I will be the last one, anything can happen, but in the case of Homestake and the one before that, Sutton Resources, and the one before that, the first thing that Barrack does is due diligence. In this case here they haven't done it. The second thing is that when there is a major shareholder they have a lock up agreement with the major shareholders. They certainly did that with Mr Von Finck at Homestake and before that with the other one and so on. The third thing is they always work with management. Certainly we haven't seen that here. I understand they haven't approached management as far as I know anyway and the last thing is that none of those transactions were contested transactions. So, can it happen? Yes. But if you look at history I wouldn't count on it.

John Fasis, The Australia: Just a quick one. Obviously the takeover panel is still considering the situation surrounding the Call Option, whether or not that infers special benefits for Franco-Nevada. If they were to make a ruling such as that a declaration on unacceptable circumstances what could that do to the potential bid for Normandy?

Wayne Murdy: I've been advised by counsel that we're not supposed to comment on anything that the panel is considering so I really can't answer the question.

John Fasis, The Australian: Is it a potential deal breaker?

Wayne: As I said, I can't comment.

Brian Frith, The Australian: Yes, I was just wondering have your bankers put any conditions on the 40(cent) cash element and if so what are they?

Wayne Murdy: No, we have no conditions. Again, we didn't have to do any special financing. This is the power of this company, we have an untapped US$600M credit line, the combined company will have a pro forma cash balance of over US$740M and liquid securities of another $100M so there's no restrictions at all.

Andrew xxx, Pacific Group: I understand for this offer it is actually conditional on Newmont getting 50.1% of the shareholders of Normandy to agree, would you consider changing that unconditional offer?

Chair: I'm sorry we couldn't hear that very well, could you repeat the question please?

Andrew xxx, Pacific Group: I understand that the condition of this offer is actually for Newmont to get more than 50% of the vote of Normandy shareholders, would you consider changing that offer to an unconditional offer?

Wayne Murdy: No, again the power of this is putting the three companies together, the transaction, the offer is based on getting to 50.1%. We already have 19.99%, there's no change on that. The only change we made on the conditions was relative the original offer had a 90% condition for the cash component, we have dropped that.

John Fasis, The Australian: Just quickly, Newmont copped an absolute hammering on the New York Exchange when they announced their original bid. What do you anticipate the response will be this time?

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Wayne Murdy: Again I think when we originally made the offer we saw a typical reaction was well within the range that we had been advised by our bankers, the arbitragers had decided that we would win this transaction so you have the normal shorting that goes on as they try to lock in their profits. In this circumstance we think that has slowed down substantially, we expect very minimal reaction. There again the increase in the bid is in cash not in stock.

Genesys: No further questions on the phones.

Female: too far from microphone.... Response might be and secondly why is Mr de
     Crespigny not here today, I would have expected that he would have been here in person to enjoy another revised offer?

Wayne Murdy: I don't know what the reaction of Anglo Gold is going to be, obviously they'll make their own decisions and again they are very competent people. Robert is on his way, they had their board meeting this morning in Melbourne and he is joining us for the lunch with some analysts.

Chair: Any further questions?

Male: too far from microphone. Xxx how confident are you that you can wrap this up early next year? The reason I ask, there had been some concern that based on the original offer it may run in to the middle of 2002 and now you're saying you can wrap it up?

Wayne Murdy: We feel very confident with the timing here because again we think we have put in a superior offer on the table here, we're making all the filings in the various jurisdictions. One of the things I think that has been a concern in the past is that it has taken time for some of the US companies to get through the Securities and Exchange Commission, certainly that had hit Barrack with Homestake and also it hit us in the Battle Mountain transaction. What's happened there is the Securities Exchange Commission has had some change in people and they have taken a hard look at all of the mining company stocks. We have gone through that review earlier this year so we don't think that's a significant issue to us.


Chair: Okay if there are no further questions we will close it there, thank you very much everyone for attending and thank you very much to Wayne and Pierre for their presentation this morning.


Recording ends.

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